Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CSG Systems International, Inc.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in this Registration Statement of CSG Systems International, Inc. on Form S-3 and the related Prospectus.

Our report dated March 10, 2004 contains an explanatory paragraph discussing our audit of certain adjustments that were applied to restate the disclosures for reportable segments reflected in the December 31, 2001 financial statements, which were audited by other auditors who have ceased operations. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such adjustments. Our report also refers to a change in the method of accounting for stock-based compensation during 2003.

/s/    KPMG LLP

KPMG LLP

Denver, Colorado

January 20, 2005